UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2020 AND 2019

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019 and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2020 and 2019, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2020 and 2019, and its consolidated financial performance for the three-month and six-month periods ended June 30, 2020 and 2019, and its consolidated cash flows for the six-month periods ended June 30, 2020 and 2019, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$20,008 million and NT$9,416 million, which represented 5.44% and 2.55% of the total consolidated assets as of June 30, 2020 and 2019, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$889 million, NT$258 million, NT$63 million and NT$483 million, which represented 13.34%, 22.56%, 0.84%, and 60.85% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2020 and 2019, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$529 million, NT$222 million, NT$(41) million and NT$543 million, which represented 5.73%, 13.16%, (0.60)% and 10.07% of the consolidated total comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019, respectively, are based solely on the reports of other independent auditors.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

July 29, 2020

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2020, December 31, 2019 and June 30, 2019 (June 30, 2020 and 2019 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2020	December 31, 2019	June 30, 2019
Current assets
Cash and cash equivalents	6(1)	$99,871,617	$95,492,477	$90,355,850
Financial assets at fair value through profit or loss, current	6(2), 12(7)	1,013,842	722,794	613,504
Contract assets, current	6(19)	290,671	214,243	72,773
Notes receivable		-	98	132
Accounts receivable, net	6(3)	27,003,518	25,438,703	24,109,757
Accounts receivable-related parties, net	7	256,524	289,945	276,348
Other receivables		838,591	654,466	1,220,813
Current tax assets		15,390	26,220	20,096
Inventories, net	6(4)	23,342,040	21,714,802	19,629,371
Prepayments		3,491,317	6,290,518	11,538,192
Non-current assets held for sale	6(7)	601,895	-	71,279
Other current assets	6(19)	11,229,123	2,912,875	2,598,905
Total current assets		167,954,528	153,757,141	150,507,020

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7, 12(7)	12,883,830	13,298,679	12,111,851
Financial assets at fair value through other comprehensive income, noncurrent	6(5), 12(7)	7,075,163	14,723,232	14,378,666
Investments accounted for under the equity method	6(6)	21,975,457	13,322,143	11,353,231
Property, plant and equipment	6(7), 8	131,816,688	150,374,096	158,439,907
Right-of-use assets	6(8), 8	8,116,619	8,291,517	8,315,414
Intangible assets	6(9), 7	4,840,392	5,198,247	4,151,768
Deferred tax assets		7,236,346	7,807,583	6,189,906
Prepayment for equipment		1,283,533	217,906	633,891
Refundable deposits	8	2,414,271	2,600,733	2,687,474
Other noncurrent assets-others		1,946,939	596,088	1,166,166
Total non-current assets		199,589,238	216,430,224	219,428,274

Total assets		$ 367,543,766	$ 370,187,365	$ 369,935,294

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2020, December 31, 2019 and June 30, 2019 (June 30, 2020 and 2019 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2020	December 31, 2019	June 30, 2019
Current liabilities
Short-term loans	6(10), 6(26), 8	$ 9,611,795	$ 12,015,206	$ 16,319,873
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	771	-	-
Contract liabilities, current	6(19)	1,643,915	988,115	956,472
Notes and accounts payable		8,556,346	8,877,065	6,912,347
Other payables	7	17,100,639	15,235,384	13,149,206
Payables on equipment		3,215,802	3,031,184	2,598,290
Dividends payable	6(17)	9,765,155	-	6,916,105
Current tax liabilities		890,042	939,207	1,047,650
Liabilities directly associated with non-current assets held for sale	6(7)	-	-	975
Lease liabilities, current	6(8), 6(26)	569,874	569,957	456,486
Current portion of long-term liabilities	6(12), 6(13), 6(26), 8, 12(7)	7,711,794	24,795,600	23,104,908
Other current liabilities	6(15), 6(16), 6(26), 7	6,041,963	6,262,604	5,592,113
Total current liabilities		65,108,096	72,714,322	77,054,425

Non-current liabilities
Contract liabilities, noncurrent	6(19)	474,880	482,080	497,760
Bonds payable	6(12), 6(26), 12(7)	16,689,185	18,687,591	18,686,194
Long-term loans	6(13), 6(26), 8, 12(7)	36,806,693	29,200,299	26,707,906
Deferred tax liabilities		2,016,205	2,087,366	2,109,130
Lease liabilities, noncurrent	6(8), 6(26)	5,381,737	5,461,068	5,395,030
Net defined benefit liabilities, noncurrent	6(14)	3,998,181	4,025,373	4,148,964
Guarantee deposits	6(26)	113,715	196,110	228,475
Other noncurrent liabilities-others	6(15), 6(26), 9(5)	27,752,663	30,118,734	33,012,770
Total non-current liabilities		93,233,259	90,258,621	90,786,229

Total liabilities		158,341,355	162,972,943	167,840,654

Equity attributable to the parent company
Capital	6(12), 6(17)
Common stock		122,223,715	117,243,187	117,243,187
Capital collected in advance		-	332,611	-
Additional paid-in capital	6(12), 6(17), 6(18)
Premiums		36,809,962	34,404,110	34,234,413
Treasury stock transactions		2,746,402	2,744,391	2,400,208
The differences between the fair value of the consideration paid or received from acquiring or		466,457	573,336	573,336
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognition of changes in subsidiaries’ ownership		1,089	1,218	51
Share of changes in net assets of associates and joint ventures accounted for using equity method		84,929	123,268	108,854
Employee stock options		289,641	214,455	399,356
Stock options		-	1,476,405	1,515,297
Other		429,477	13,211	8,036
Retained earnings	6(17)
Legal reserve		12,536,526	11,572,579	11,572,579
Special reserve		11,022,314	14,513,940	14,513,940
Unappropriated earnings		37,347,592	34,733,761	29,299,508
Other components of equity
Exchange differences on translation of foreign operations		(10,991,573)	(8,948,337)	(4,721,104)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(2,519,161)	(2,073,977)	(5,361,607)
Gains or losses on hedging instruments		-	-	(2,058)
Treasury stock	6(17), 6(18)	(1,320,413)	(119,801)	(119,801)
Total equity attributable to the parent company		209,126,957	206,804,357	201,664,195

Non-controlling interests	6(17)	75,454	410,065	430,445
Total equity		209,202,411	207,214,422	202,094,640

Total liabilities and equity		$ 367,543,766	$ 370,187,365	$ 369,935,294

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2020	2019	2020	2019
Operating revenues	6(19), 7, 14	$ 44,386,260	$ 36,031,184	$ 86,654,107	$ 68,614,143
Operating costs	6(4), 6(9), 6(14), 6(18), 6(19), 6(20), 7, 14	(34,128,791)	(30,379,154)	(68,274,367)	(60,700,033)
Gross profit		10,257,469	5,652,030	18,379,740	7,914,110
Operating expenses	6(3), 6(9), 6(14), 6(18), 6(20), 7, 14
Sales and marketing expenses		(928,531)	(952,859)	(1,968,307)	(1,841,404)
General and administrative expenses		(1,538,899)	(1,250,689)	(3,082,464)	(2,487,964)
Research and development expenses		(3,202,675)	(2,787,490)	(6,387,543)	(5,594,367)
Expected credit impairment (losses) gains		(7,549)	(586,866)	38,726	(586,866)
Subtotal		(5,677,654)	(5,577,904)	(11,399,588)	(10,510,601)
Net other operating income and expenses	6(15), 6(21), 14	1,265,901	1,686,849	2,279,585	2,760,002
Operating income		5,845,716	1,760,975	9,259,737	163,511
Non-operating income and expenses
Interest income		215,012	263,086	465,630	500,031
Other income		153,884	142,183	157,986	142,183
Other gains and losses	6(22)	480,765	(269,856)	(737,360)	766,995
Finance costs	6(22)	(535,082)	(771,391)	(1,168,981)	(1,500,604)
Share of profit or loss of associates and joint ventures	6(6), 14	914,379	201,053	67,373	397,008
Exchange gain, net	12	-	-	-	324,670
Exchange loss, net	12	(410,657)	(182,151)	(558,492)	-
Subtotal		818,301	(617,076)	(1,773,844)	630,283
Income from continuing operations before income tax		6,664,017	1,143,899	7,485,893	793,794
Income tax (expense) benefit	6(24), 14	(612,999)	(201,515)	(204,570)	241,197
Net income		6,051,018	942,384	7,281,323	1,034,991
Other comprehensive income (loss)	6(23)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		4,470,138	616,532	1,364,381	2,837,655
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		547,790	223,497	(41,099)	545,974
Income tax related to items that will not be reclassified subsequently	6(24)	14,299	1,383	56,899	(10,158)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(1,857,385)	(121,414)	(1,917,606)	954,970
Share of other comprehensive (loss) income of associates and joint ventures which may be reclassified subsequently to profit or loss		(13,152)	35,858	(12,173)	45,381
Income tax related to items that may be reclassified subsequently	6(24)	16,179	(13,691)	13,200	(17,178)
Total other comprehensive income (loss), net of tax		3,177,869	742,165	(536,398)	4,356,644
Total comprehensive income		$9,228,887	$1,684,549	$6,744,925	$5,391,635

Net income (loss) attributable to:
Stockholders of the parent		$6,680,784	$1,740,476	$8,887,714	$2,941,923
Non-controlling interests		(629,766)	(798,092)	(1,606,391)	(1,906,932)
		$6,051,018	$942,384	$7,281,323	$1,034,991

Comprehensive income (loss) attributable to:
Stockholders of the parent		$9,858,669	$2,487,683	$8,224,659	$7,300,551
Non-controlling interests		(629,782)	(803,134)	(1,479,734)	(1,908,916)
		$9,228,887	$1,684,549	$6,744,925	$5,391,635

Earnings per share (NTD)	6(25)
Earnings per share-basic		$0.55	$0.15	$0.74	$0.25
Earnings per share-diluted		$0.54	$0.14	$0.71	$0.23

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings			Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Gains or Losses on Hedging Instruments	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Adjusted balance as of January 1, 2019	6(17)	$124,243,187	$ -	$ 40,388,936	$ 10,865,280	$ -	$ 50,723,263	$ (5,706,261)	$ (8,819,556)	$(2,058)	$ (5,647,430)	$206,045,361	$ 466,768	$206,512,129
Appropriation and distribution of 2018 retained earnings	6(17)
Legal reserve		-	-	-	707,299	-	(707,299)	-	-	-	-	-	-	-
Special reserve		-	-	-	-	14,513,940	(14,513,940)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	-	(6,916,105)	-	-	-	-	(6,916,105)	-	(6,916,105)
Net income (loss) in the first half of 2019	6(17)	-	-	-	-	-	2,941,923	-	-	-	-	2,941,923	(1,906,932)	1,034,991
Other comprehensive income (loss), net of tax in the first half of 2019	6(17), 6(23)	-	-	-	-	-	-	985,157	3,373,471	-	-	4,358,628	(1,984)	4,356,644
Total comprehensive income (loss)		-	-	-	-	-	2,941,923	985,157	3,373,471	-	-	7,300,551	(1,908,916)	5,391,635
Share-based payment transaction	6(18)	-	-	227,207	-	-	-	-	-	-	-	227,207	-	227,207
Treasury stock acquired	6(17)	-	-	-	-	-	-	-	-	-	(2,859,498)	(2,859,498)	-	(2,859,498)
Treasury stock cancelled	6(17)	(7,000,000)	-	(1,387,127)	-	-	-	-	-	-	8,387,127	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	241	-	-	92,420	-	(92,420)	-	-	241	-	241
Changes in subsidiaries’ ownership	6(17)	-	-	12	-	-	(22,280)	-	-	-	-	(22,268)	23,928	1,660
Disposal of equity instruments investments measured at fair value through other comprehensive income	6(5)	-	-	-	-	-	(176,898)	-	176,898	-	-	-	-	-
Others	6(17)	-	-	10,282	-	-	(2,121,576)	-	-	-	-	(2,111,294)	1,848,665	(262,629)
Balance as of June 30, 2019	6(17)	$117,243,187	$ -	$ 39,239,551	$ 11,572,579	$ 14,513,940	$ 29,299,508	$ (4,721,104)	$ (5,361,607)	$(2,058)	$ (119,801)	$201,664,195	$ 430,445	$202,094,640

Balance as of January 1, 2020	6(17)	$117,243,187	$ 332,611	$ 39,550,394	$ 11,572,579	$ 14,513,940	$ 34,733,761	$ (8,948,337)	$ (2,073,977)	$ -	$ (119,801)	$206,804,357	$ 410,065	$207,214,422
Appropriation and distribution of 2019 retained earnings	6(17)
Legal reserve		-	-	-	963,947	-	(963,947)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	-	(9,765,155)	-	-	-	-	(9,765,155)	-	(9,765,155)
Special reserve reversed		-	-	-	-	(3,491,626)	3,491,626	-	-	-	-	-	-	-
Net income (loss) in the first half of 2020	6(17)	-	-	-	-	-	8,887,714	-	-	-	-	8,887,714	(1,606,391)	7,281,323
Other comprehensive income (loss), net of tax in the first half of 2020	6(17), 6(23)	-	-	-	-	-	-	(2,043,236)	1,380,181	-	-	(663,055)	126,657	(536,398)
Total comprehensive income (loss)		-	-	-	-	-	8,887,714	(2,043,236)	1,380,181	-	-	8,224,659	(1,479,734)	6,744,925
Share-based payment transaction	6(18)	-	-	77,198	-	-	-	-	-	-	-	77,198	-	77,198
Conversion of convertible bonds	6(12), 6(17)	4,980,528	(332,611)	1,862,366	-	-	-	-	-	-	-	6,510,283	-	6,510,283
Treasury stock acquired	6(17)	-	-	-	-	-	-	-	-	-	(1,200,612)	(1,200,612)	-	(1,200,612)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	(38,339)	-	-	-	-	-	-	-	(38,339)	-	(38,339)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(17)	-	-	(106,879)	-	-	-	-	-	-	-	(106,879)	106,879	-
Changes in subsidiaries’ ownership	6(17)	-	-	(129)	-	-	-	-	-	-	-	(129)	(31)	(160)
Disposal of equity instruments investments measured at fair value through other comprehensive income	6(5)	-	-	-	-	-	1,825,365	-	(1,825,365)	-	-	-	-	-
Non-Controlling Interests	6(17)	-	-	-	-	-	-	-	-	-	-	-	(570,188)	(570,188)
Others	6(17)	-	-	(516,654)	-	-	(861,772)	-	-	-	-	(1,378,426)	1,608,463	230,037
Balance as of June 30, 2020	6(17)	$122,223,715	$ -	$ 40,827,957	$ 12,536,526	$ 11,022,314	$ 37,347,592	$(10,991,573)	$ (2,519,161)	$ -	$ (1,320,413)	$209,126,957	$75,454	$209,202,411

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2020	2019
Cash flows from operating activities:
Net income before tax	$7,485,893	$793,794
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	23,418,290	23,628,447
Amortization	1,327,192	936,358
Expected credit impairment (gains) losses	(38,726)	586,866
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	512,692	(758,160)
Interest expense	1,140,213	1,469,975
Interest income	(465,630)	(500,031)
Dividend income	(157,986)	(142,183)
Share-based payment	75,186	220,956
Share of profit of associates and joint ventures	(67,373)	(397,008)
(Gain) loss on disposal of property, plant and equipment	(13,504)	10,149
Loss on disposal of investments	43,429	-
Impairment loss on non-financial assets	-	85,446
Exchange loss on financial assets and liabilities	318,244	29,496
Amortization of deferred government grants	(2,015,342)	(2,042,569)
Income and expense adjustments	24,076,685	23,127,742
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	134,112	(189,498)
Contract assets	(78,679)	19,850
Notes receivable and accounts receivable	(1,704,949)	(1,183,686)
Other receivables	(57,024)	(159,905)
Inventories	(1,800,830)	(1,363,272)
Prepayments	1,382,130	195,957
Other current assets	-	363,366
Contract fulfillment costs	(380,771)	(83,687)
Contract liabilities	673,933	17,054
Notes and accounts payable	(252,048)	83,218
Other payables	1,877,882	(308,236)
Other current liabilities	(173,979)	244,421
Net defined benefit liabilities	(27,192)	(18,210)
Other noncurrent liabilities-others	-	(3,240)
Cash generated from operations	31,155,163	21,535,668
Interest received	419,345	449,326
Dividend received	218,152	142,183
Interest paid	(1,011,563)	(1,208,405)
Income tax refunded (paid)	353,710	(467,589)
Net cash provided by operating activities	31,134,807	20,451,183

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2020	2019
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (540,785)	$ (150,417)
Proceeds from disposal of financial assets at fair value through profit or loss	206,157	200,677
Proceeds from disposal of financial assets at fair value through other comprehensive income or loss	-	44,466
Acquisition of investments accounted for under the equity method	(59,900)	(10,000)
Proceeds from disposal of investments accounted for under the equity method	30,609	-
Increase in prepayment for investments	(4,069)	-
Acquisition of property, plant and equipment	(7,900,682)	(9,466,742)
Proceeds from disposal of property, plant and equipment	37,559	23,121
Increase in refundable deposits	(22,264)	(28,185)
Decrease in refundable deposits	207,818	100,542
Acquisition of intangible assets	(900,616)	(777,034)
Government grants related to assets acquisition	72,619	190,279
Increase in other financial assets	(9,845,292)	-
Decrease in other financial assets	1,751,969	-
Increase in other noncurrent assets-others	(21,431)	(5,787)
Decrease in other noncurrent assets-others	-	8,786
Net cash used in investing activities	(16,988,308)	(9,870,294)
Cash flows from financing activities:
Increase in short-term loans	7,370,653	14,828,303
Decrease in short-term loans	(9,572,833)	(11,827,018)
Cash payments for the principal portion of the lease liability	(366,401)	(294,255)
Redemption of bonds	(13,702,875)	(2,500,000)
Proceeds from long-term loans	12,000,000	782,900
Repayments of long-term loans	(2,877,809)	(2,518,436)
Increase in guarantee deposits	240,679	216,384
Decrease in guarantee deposits	(118,845)	(10,794)
Treasury stock acquired	(1,200,612)	(2,972,243)
Change in non-controlling interests	(570,188)	1,538
Others	1,853	5,817
Net cash used in financing activities	(8,796,378)	(4,287,804)
Effect of exchange rate changes on cash and cash equivalents	(970,981)	405,693
Net increase in cash and cash equivalents	4,379,140	6,698,778
Cash and cash equivalents at beginning of period	95,492,477	83,661,739
Cash and cash equivalents at end of period	$ 99,871,617	$ 90,360,517

Reconciliation of the balances of cash and cash equivalents at end of period:
Cash and cash equivalents balances on the consolidated balance sheets	$ 99,871,617	$ 90,355,850
Cash and cash equivalents included in non-current assets held for sale	-	4,667
Cash and cash equivalents at end of period	$ 99,871,617	$ 90,360,517

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2020 and 2019

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (“the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 29, 2020.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2020. The adoption of new or revised standards and interpretations have no material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (“IASB”) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17	Insurance Contracts	January 1, 2023
IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2023
IFRS 3	Updating a Reference to the Conceptual Framework	January 1, 2022
IAS 16	Property, Plant and Equipment	January 1, 2022
IAS 37	Onerous Contracts - Cost of Fulfilling a Contract	January 1, 2022

10

Annual Improvements to IFRS Standards 2018 – 2020:
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2022
IFRS 9	Financial Instruments	January 1, 2022
IFRS 16	Leases	January 1, 2022
IAS 41	Agriculture	January 1, 2022

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full. IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Classification of Liabilities as Current or Non-current (Amendment)

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

c.	IFRS 3 “Business Combinations” (“IFRS 3”) (Amendment)

The amendments updated IFRS 3 by replacing a reference to an old version of the Conceptual Framework for Financial Reporting with a reference to the latest version, which was issued in March 2018. The amendments also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities. Besides, the amendments clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Conceptual Framework.

11

d.	IAS 16 “Property, Plant and Equipment” (Amendment)

The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

e.	IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” - Onerous Contracts - Cost of Fulfilling a Contract (Amendment)

The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

f.	IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) (Amendment)

The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.

g.	IFRS 9 “Financial Instruments” (Amendment)

The amendment clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.

h.	IFRS 16 “Leases” (“IFRS 16”) (Amendment to Illustrative Example)

The amendment to Illustrative Example 13 accompanying IFRS 16 modifies the treatment of lease incentives relating to lessee’s leasehold improvements.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) ~ (h) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

12

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2019. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2019.

b.	The consolidated entities are as follows:

As of June 30, 2020, December 31, 2019 and June 30, 2019

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2020	December 31, 2019	June 30, 2019
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00

13

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2020	December 31, 2019	June 30, 2019
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	-
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	93.36	93.36	93.36
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	82.23	80.49	80.57
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	100.00

14

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2020	December 31, 2019	June 30, 2019
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	-	-	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	98.14	98.14
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	65.22	65.22	65.22

(4)	Other Significant Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2019. For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2019.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2020 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2019. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2019.

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6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Cash on hand and petty cash	$5,959	$6,074	$6,129
Checking and savings accounts	22,571,570	26,384,925	26,491,350
Time deposits	66,178,461	59,966,481	54,474,179
Repurchase agreements collateralized by government bonds and corporate notes	11,115,627	9,134,997	9,384,192
Total	$99,871,617	$95,492,477	$90,355,850

(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,078,649	$8,381,085	$7,620,663
Preferred stocks	3,151,567	3,299,419	2,900,098
Funds	2,325,532	2,195,524	2,129,192
Convertible bonds	339,360	145,445	67,112
Forward contracts	2,564	-	8,290
Option	-	-	-
Total	$13,897,672	$14,021,473	$12,725,355

Current	$1,013,842	$722,794	$613,504
Noncurrent	12,883,830	13,298,679	12,111,851
Total	$13,897,672	$14,021,473	$12,725,355

The Company had a call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC, which was measured at fair value and the change in the fair value was recorded in profit or loss. On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option and completed the acquisition on October 1, 2019. Please refer to Note 6(27).

16

(3)	Accounts Receivable, Net

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Accounts receivable	$27,653,772	$26,136,293	$24,724,819
Less: loss allowance	(650,254)	(697,590)	(615,062)
Net	$27,003,518	$25,438,703	$24,109,757

Aging analysis of accounts receivable, net:

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Neither past due nor impaired	$23,566,811	$21,924,797	$19,447,935
Past due but not impaired:
≤ 30 days	2,380,040	2,364,311	3,097,180
31 to 60 days	206,296	204,791	342,689
61 to 90 days	109,072	85,131	60,451
91 to 120 days	75,841	138,788	16,099
≥ 121 days	665,458	720,885	1,145,403
Subtotal	3,436,707	3,513,906	4,661,822
Total	$27,003,518	$25,438,703	$24,109,757

Movement of loss allowance for accounts receivable:

	For the six-month periods ended June 30,
	2020	2019
Beginning balance	$697,590	$48,152
Net charge for the period	(47,336)	566,910
Ending balance	$650,254	$615,062

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

17

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For receivable past due within 60 days, including not past due, the Company estimates a provision rate to calculate ECLs. A provision rate is determined based on the Company’s historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment. For the receivable past due over 60 days, the Company applies the aforementioned provision rate and also individually assesses whether to recognize additional expected credit losses by considering customer’s operating situation and debt-paying ability.

(4)	Inventories, Net

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Raw materials	$5,969,112	$5,102,571	$4,609,522
Supplies and spare parts	4,484,571	3,548,376	3,241,076
Work in process	11,385,606	11,309,718	10,808,887
Finished goods	1,502,751	1,754,137	969,886
Total	$23,342,040	$21,714,802	$19,629,371

a.	For the three-month periods ended June 30, 2020 and 2019, the Company recognized NT$33,081 million and NT$29,470 million, respectively, in operating cost, of which NT$26 million and NT$938 million were related to reversal of inventories. For the six-month periods ended June 30, 2020 and 2019, the Company recognized NT$66,143 million and NT$58,898 million, respectively, in operating cost, of which NT$227 million was related to reversal of inventories and NT$82 million was related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(5)	Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Equity instruments
Common stocks	$6,974,053	$14,547,738	$14,222,011
Preferred stocks	101,110	175,494	156,655
Total	$7,075,163	$14,723,232	$14,378,666

18

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividends from equity instruments designated as fair value through other comprehensive income were both nil for the six-month periods ended June 30, 2020 and 2019.

c.	In consideration of the Company’s investment strategy, the Company disposed and derecognized certain investments designated as fair value through other comprehensive income. Details on derecognition of such investments for the six-month periods ended June 30, 2020 and 2019 are as follow:

	For the six-month periods ended June 30,
	2020	2019
Fair value on the date of disposal	$9,012,450	$44,466
Cumulative gains (losses) reclassified to retained earnings due to derecognition	$1,825,365	$(176,898)

(6)	Investments Accounted For Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2020		December 31, 2019		June 30, 2019
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,462,377	13.78	$1,470,499	13.78	$1,472,138	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	8,934,281	13.37	-	-	-	-
CLIENTRON CORP. (CLIENTRON) (Note C)	-	-	276,866	21.90	253,194	22.39

19

	As of
	June 30, 2020		December 31, 2019		June 30, 2019
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Unlisted companies
MTIC HOLDINGS PTE. LTD.	$9,677	45.44	$18,157	45.44	$3,168	45.44
WINAICO IMMOBILIEN GMBH (Note D)	-	44.78	-	44.78	-	44.78
PURIUMFIL INC.	7,103	44.45	7,164	44.45	9,303	44.45
UNITECH CAPITAL INC.	732,955	42.00	642,660	42.00	593,150	42.00
TRIKNIGHT CAPITAL CORPORATION	2,179,532	40.00	2,281,631	40.00	1,574,653	40.00
HSUN CHIEH CAPITAL CORP.	179,704	40.00	122,060	30.00	151,935	30.00
HSUN CHIEH INVESTMENT CO., LTD.	4,453,423	36.49	4,378,193	36.49	3,833,012	36.49
YANN YUAN INVESTMENT CO., LTD.	3,707,707	30.87	3,829,934	30.87	3,161,603	30.87
UNITED LED CORPORATION HONG KONG LIMITED	104,302	25.14	121,973	25.14	147,777	25.14
VSENSE CO., LTD.	6,003	24.39	592	25.90	28,307	26.89
TRANSLINK CAPITAL PARTNERS I, L.P. (Note E)	198,393	10.38	172,414	10.38	122,778	10.38
WINAICO SOLAR PROJEKT 1 GMBH (Note D)	-	-	-	-	-	50.00
YUNG LI INVESTMENTS, INC.	-	-	-	-	2,213	45.16
Total	$21,975,457		$13,322,143		$11,353,231

20

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that the Company obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors.

Note C: In April 2020, the Company disposed of the ownership of shares of CLIENTRON and reclassified the investment as financial assets at fair value through profit or loss due to loss of significant influence over it.

Note D: WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note E: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$10,397 million, NT$1,747 million and NT$1,725 million, as of June 30, 2020, December 31, 2019 and June 30, 2019, respectively. The fair value of these investments were NT$11,415 million, NT$2,244 million and NT$1,853 million, as of June 30, 2020, December 31, 2019 and June 30, 2019, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$889 million, NT$258 million, NT$63 million and NT$483 million for the three-month and six-month periods ended June 30, 2020 and 2019, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$529 million, NT$222 million, NT$(41) million and NT$543 million for the three-month and six-month periods ended June 30, 2020 and 2019, respectively. The balances of investments accounted for under the equity method were NT$20,008 million, NT$11,704 million and NT$9,416 million as of June 30, 2020, December 31, 2019 and June 30, 2019, respectively.

None of the aforementioned associates and joint ventures were pledged.

21

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and six-month periods ended June 30, 2020 and 2019 were NT$(14) million, NT$31 million, NT$(12) million and NT$33 million, respectively, which were not included in the following table.

i.	The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended June 30,
	2020	2019
Income (loss) from continuing operations	$914,379	$201,053
Other comprehensive income (loss)	551,828	220,831
Total comprehensive income (loss)	$1,466,207	$421,884

	For the six-month periods ended June 30,
	2020	2019
Income (loss) from continuing operations	$67,373	$397,008
Other comprehensive income (loss)	(38,339)	550,642
Total comprehensive income (loss)	$29,034	$947,650

ii.	The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method were both nil for the three-month and the six-month periods ended June 30, 2020 and 2019.

c.	One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of June 30, 2020, December 31, 2019 and June 30, 2019 respectively. Another associate, YANN YUAN INVESTMENT CO., LTD., held 200 million shares of UMC’s stock as of June 30, 2020, December 31, 2019 and June 30, 2019, respectively.

22

(7)	Property, Plant and Equipment

For the six-month period ended June 30, 2020:

a.	Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$1,692,123	$38,437,588	$865,547,572	$65,909	$6,842,124	$65,883	$5,583,516	$918,234,715
Additions	-	-	-	-	-	-	6,655,334	6,655,334
Disposals	-	-	(592,567)	(10,770)	(10,142)	-	(12,938)	(626,417)
Transfers and reclassifications	-	(1,277,518)	2,951,520	-	47,000	93	(6,142,864)	(4,421,769)
Exchange effect	(5,435)	(242,944)	(4,337,114)	(406)	(28,964)	(744)	(57,690)	(4,673,297)
As of June 30, 2020	$1,686,688	$36,917,126	$863,569,411	$54,733	$6,850,018	$65,232	$6,025,358	$915,168,566

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$-	$18,950,520	$745,722,965	$47,794	$5,383,434	$46,147	$-	$770,150,860
Depreciation	-	867,540	21,859,780	2,700	253,826	3,883	-	22,987,729
Disposals	-	-	(592,329)	(10,326)	(10,123)	-	-	(612,778)
Transfers and reclassifications	-	(788,342)	(3,326,088)	-	(115,817)	(1,916)	-	(4,232,163)
Exchange effect	-	(14,293)	(2,787,206)	(214)	(15,615)	(660)	-	(2,817,988)
As of June 30, 2020	$-	$19,015,425	$760,877,122	$39,954	$5,495,705	$47,454	$-	$785,475,660
Net carrying amount:
As of June 30, 2020	$1,686,688	$17,901,701	$102,692,289	$14,779	$1,354,313	$17,778	$6,025,358	$129,692,906

23

b.	Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$459,635	$2,637,271	$125,413	$1,315,180	$4,537,499
Transfers and reclassifications	-	(179,132)	-	-	(179,132)
Exchange effect	(45)	(6,824)	-	(5,449)	(12,318)
As of June 30, 2020	$459,590	$ 2,451,315	$125,413	$1,309,731	$4,346,049

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$-	$1,019,036	$125,413	$1,102,809	$2,247,258
Depreciation	-	52,556	-	34,665	87,221
Transfers and reclassifications	-	(107,240)	-	-	(107,240)
Exchange effect	-	(2,103)	-	(2,869)	(4,972)
As of June 30, 2020	$-	$962,249	$125,413	$1,134,605	$ 2,222,267
Net carrying amount:
As of June 30, 2020	$459,590	$1,489,066	$-	$175,126	$2,123,782

In order to improve operations, reduce fixed costs and obtain the funds required for the company future operation, the subsidiary of new business segment (NEXPOWER) expects to dispose of the building and its facility equipment located in Taichung City in accordance with a resolution of the Board of Director’s meeting. Therefore, it was reclassified as non-current assets held for sale in the second quarter of 2020.

For the six-month period ended June 30, 2019:

a.	Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2019	$861,487	$35,681,733	$853,481,220	$66,355	$6,736,916	$53,449	$10,550,763	$907,431,923
Additions	-	-	-	-	-	-	7,638,052	7,638,052
Disposals	-	(420)	(802,436)	(161)	(6,626)	-	(21,717)	(831,360)
Transfers and reclassifications	-	81,142	10,202,206	3,557	158,836	-	(10,154,522)	291,219
Exchange effect	-	118,717	2,398,263	221	13,009	570	109,410	2,640,190
As of June 30, 2019	$861,487	$35,881,172	$865,279,253	$69,972	$6,902,135	$54,019	$8,121,986	$917,170,024

24

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2019	$-	$17,549,256	$714,286,307	$45,434	$5,112,684	$49,580	$5,949	$737,049,210
Depreciation	-	738,699	22,244,598	3,031	239,827	1,045	-	23,227,200
Impairment loss	-	-	85,446	-	-	-	-	85,446
Disposals	-	(407)	(801,117)	(161)	(6,494)	-	-	(808,179)
Transfers and reclassifications	-	-	(86,135)	-	(432)	2	-	(86,565)
Exchange effect	-	22,626	1,601,072	76	5,538	533	-	1,629,845
As of June 30, 2019	$-	$18,310,174	$737,330,171	$48,380	$5,351,123	$51,160	$5,949	$761,096,957
Net carrying amount:
As of June 30, 2019	$861,487	$17,570,998	$127,949,082	$21,592	$1,551,012	$2,859	$8,116,037	$156,073,067

b.	Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2019	$452,915	$2,624,569	$207,285	$1,319,985	$4,604,754
Disposals	-	(623)	-	(237)	(860)
Transfers and reclassifications	-	-	(53,927)	2,847	(51,080)
Exchange effect	-	2,757	-	1,254	4,011
As of June 30, 2019	$452,915	$2,626,703	$153,358	$1,323,849	$4,556,825

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2019	$-	$915,988	$188,881	$1,036,003	$2,140,872
Depreciation	-	52,994	3,827	35,666	92,487
Disposals	-	(333)	-	(237)	(570)
Transfers and reclassifications	-	-	(44,395)	10	(44,385)
Exchange effect	-	1,170	-	411	1,581
As of June 30, 2019	$-	$969,819	$148,313	$1,071,853	$2,189,985
Net carrying amount:
As of June 30, 2019	$452,915	$1,656,884	$5,045	$251,996	$2,366,840

25

In the second quarter of 2019, the Company reclassified SOCIALNEX ITALIA 1 S.R.L (SOCIALNEX), a subsidiary, as a disposal group held for sale. As such, the Company performed an impairment test on the cash-generating unit (CGU) composed of property, plant and equipment before reclassifying the CGU as a single disposal group held for sale. The Company, determined the recoverable amount of the CGU based on the net selling price which was categorized to Level 3 and the impairment test revealed the recoverable amount of the CGU to be less than its carrying amount. Thus, the Company recorded in the other operating income and expenses an impairment loss of NT$85 million for the six-month period ended June 30, 2019, on the CGU to be disposed of from the new business segment. The Company disposed SOCIALNEX in November 2019.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(8)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Land (including land use right)	$5,378,963	$5,700,136	$6,127,942
Buildings	376,449	473,558	276,163
Machinery and equipment	2,337,425	2,092,924	1,887,097
Transportation equipment	10,869	12,019	10,160
Other equipment	12,913	12,880	14,052
Net	$8,116,619	$8,291,517	$8,315,414

26

	For the three-month periods ended June 30,
Depreciation	2020	2019
Land (including land use right)	$87,322	$92,316
Buildings	29,793	17,566
Machinery and equipment	55,721	41,959
Transportation equipment	2,090	1,434
Other equipment	1,186	837
Total	$176,112	$154,112

	For the six-month periods ended June 30,
Depreciation	2020	2019
Land (including land use right)	$164,354	$186,735
Buildings	60,295	34,765
Machinery and equipment	112,230	82,516
Transportation equipment	4,170	2,790
Other equipment	2,291	1,954
Total	$343,340	$308,760

i.	For the six-month periods ended June 30, 2020 and 2019, the Company’s addition to right-of-use assets amounted to NT$563 million and NT$60 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Current	$569,874	$569,957	$456,486
Noncurrent	5,381,737	5,461,068	5,395,030
Total	$5,951,611	$6,031,025	$5,851,516

Please refer to Note 6(22) for the interest expenses on the lease liabilities.

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b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(7) for relevant disclosure of property, plant and equipment for operating leases.

(9)	Intangible Assets

For the six-month period ended June 30, 2020:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$15,012	$3,347,148	$4,183,505	$3,548,006	$11,093,671
Additions	-	625,319	124,496	380,313	1,130,128
Write-off	-	(141,449)	(11,023)	(710,120)	(862,592)
Reclassifications	-	7,287	-	-	7,287
Exchange effect	-	15,457	(288,501)	2,242	(270,802)
As of June 30, 2020	$15,012	$3,853,762	$4,008,477	$3,220,441	$11,097,692

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$7,398	$951,176	$2,299,223	$2,637,627	$5,895,424
Amortization	-	643,209	265,754	397,384	1,306,347
Write-off	-	(141,449)	(11,023)	(710,120)	(862,592)
Exchange effect	-	22,646	(106,924)	2,399	(81,879)
As of June 30, 2020	$7,398	$1,475,582	$2,447,030	$2,327,290	$6,257,300
Net carrying amount:
As of June 30, 2020	$7,614	$2,378,180	$1,561,447	$893,151	$4,840,392

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For the six-month period ended June 30, 2019:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2019	$15,012	$1,125,804	$4,511,629	$3,190,116	$8,842,561
Additions	-	1,184,356	293,654	423,520	1,901,530
Write-off	-	(188,565)	-	(305,248)	(493,813)
Reclassifications	-	55,711	-	(97)	55,614
Exchange effect	-	3,845	124,686	(0)	128,531
As of June 30, 2019	$15,012	$2,181,151	$4,929,969	$3,308,291	$10,434,423

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2019	$-	$601,649	$2,843,411	$2,405,697	$5,850,757
Amortization	-	230,488	252,990	419,421	902,899
Write-off	-	(188,565)	-	(305,248)	(493,813)
Reclassifications	-	420	-	(97)	323
Exchange effect	-	1,524	20,965	(0)	22,489
As of June 30, 2019	$-	$645,516	$3,117,366	$2,519,773	$6,282,655
Net carrying amount:
As of June 30, 2019	$15,012	$1,535,635	$1,812,603	$788,518	$4,151,768

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended June 30,
	2020	2019
Operating costs	$216,475	$188,245
Operating expenses	$440,132	$260,007

	For the six-month periods ended June 30,
	2020	2019
Operating costs	$436,633	$388,527
Operating expenses	$869,714	$514,372

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(10)	Short-Term Loans

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Unsecured bank loans	$8,348,915	$8,080,200	$8,679,307
Unsecured other loans	1,248,040	3,935,006	7,640,566
Secured bank loans	14,840	-	-
Total	$9,611,795	$12,015,206	$16,319,873

	For the six-month periods ended June 30,
	2020	2019
Interest rates applied	0.00%~4.05%	0.00%~4.55%

a.	The Company’s unused short-term lines of credit amounted to NT$58,711 million, NT$64,169 million and NT$74,772 million as of June 30, 2020, December 31, 2019 and June 30, 2019, respectively.
b.	Please refer to Note 8 for refundable deposits pledged as collateral for short-term loans.

(11)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Forward contracts	$771	$-	$-

(12)	Bonds Payable

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Unsecured domestic bonds payable	$18,700,000	$21,200,000	$21,200,000
Unsecured convertible bonds payable	-	17,729,293	18,196,332
Less: Discounts on bonds payable	(11,013)	(147,877)	(335,325)
Total	18,688,987	38,781,416	39,061,007
Less: Current portion	(1,999,802)	(20,093,825)	(20,374,813)
Net	$16,689,185	$18,687,591	$18,686,194

30

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest was paid annually and the principal was fully repaid in March 2020.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

b.	On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds were as follows:

i.	Issue Amount: US$600 million

ii.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

iii.	Redemption:
(i)	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

31

(ii)	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.
(iii)	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.
(iv)	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.
(v)	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.
(vi)	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.	Terms of Conversion:
(i)	Underlying Securities: Ordinary shares of UMC
(ii)	Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

v.	Conversion of Bonds:

As of the last conversion date of the bonds was on March 31, 2020, certain bondholders had converted the outstanding principal amount of the convertible bonds totaling US$231 million into 498 million shares.

vi.	Redemption on the Maturity Date:

On May 18, 2020, UMC has redeemed the bonds at 98.76% of the principal amount. The principal amount of redemption amounted to US$369 million. UMC reclassified cancelled convertible rights of NT$1,166 million from additional paid in capital-stock options to additional paid in capital-others.

32

In accordance with IAS 32 “Financial Instruments Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13)	Long-Term Loans

a.	Details of long-term loans as of June 30, 2020, December 31, 2019 and June 30, 2019 are as follows:

	As of
Lenders	June 30, 2020	December 31, 2019	June 30, 2019	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$2,733	$3,827	$4,920	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	10,380	10,380	-	Effective October 24, 2019 to October 24, 2024. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	430	1,288	2,147	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	65,405	71,351	77,297	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	26,250	29,896	35,000	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	24,584,261	26,892,457	28,570,737	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.

33

	As of
Lenders	June 30, 2020	December 31, 2019	June 30, 2019	Redemption
Unsecured Long-Term Loan from CTBC Bank	$747,900	$747,900	$747,900	Settlement due on September 30, 2021 with monthly interest payments.
Unsecured Long-Term Loan from ICBC Bank	1,681,326	1,744,975	-	Repayable semi-annually from March 10, 2020 to September 9, 2021 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	2,000,000	-	-	Effective March 10, 2022 to December 10, 2024. Principal is repaid in 12 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	3,000,000	-	-	Effective May 5, 2023 to May 5, 2025. Principal is repaid in 9 quarterly payments with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note A)	2,000,000	-	-	Repayable annually from August 9, 2020 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note B)	2,000,000	2,000,000	-	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note C)	2,400,000	2,400,000	-	Repayable quarterly from January 26, 2021 to October 26, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note D)	2,000,000	-	-	Repayable annually from December 11, 2021 to December 11, 2023 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (Note E)	2,000,000	-	-	Settlement due on May 15, 2025 with monthly interest payments.
Subtotal	42,518,685	33,902,074	29,438,001
Less: Current portion	(5,711,992)	(4,701,775)	(2,730,095)
Total	$36,806,693	$29,200,299	$26,707,906

	For the six-month periods ended June 30,
	2020	2019
Interest rates applied	0.89%~4.67%	0.99%~5.56%

34

Note A: UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from February 9, 2018. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 9, 2023. As of June 30, 2020, December 31, 2019 and June 30, 2019, the unused line of credit were nil, NT$2 billion and NT$2 billion, respectively.

Note B: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of June 30, 2020, December 31, 2019 and June 30, 2019, the unused line of credit were nil, NT$0.5 billion and NT$3 billion, respectively.

Note C: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of June 30, 2020, December 31, 2019 and June 30, 2019, the unused line of credit were NT$0.6 billion, NT$0.6 billion and NT$3 billion, respectively.

Note D: UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from September 11, 2018. The agreement offered UMC a revolving line of credit of NT$2.5 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is December 11, 2023. As of June 30, 2020, December 31, 2019 and June 30, 2019, the unused line of credit were NT$0.5 billion, NT$2.5 billion and NT$2.5 billion, respectively.

Note E: First Commercial Bank approved the 1-year credit loan on December 30, 2019, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to December 30, 2020. As of June 30, 2020 and December 31, 2019, the unused line of credit were nil and NT$2 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

35

(14)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$368 million, NT$326 million, NT$718 million and NT$674 million are contributed by the Company for the three-month and six-month periods ended June 30, 2020 and 2019, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and six-month periods ended June 30, 2020 and 2019, total pension expenses of NT$10 million, NT$15 million, NT$20 million and NT$29 million, respectively, were recognized by the Company.

(15)	Deferred Government Grants

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Beginning balance	$13,551,553	$17,480,904	$17,480,904
Arising during the period	332,108	617,685	190,279
Recorded in profit or loss:
Other operating income	(2,015,342)	(4,062,148)	(2,042,569)
Exchange effect	(373,025)	(484,888)	198,633
Ending balance	$11,495,294	$13,551,553	$15,827,247

Current	$3,719,416	$3,780,579	$3,901,606
Noncurrent	7,775,878	9,770,974	11,925,641
Total	$11,495,294	$13,551,553	$15,827,247

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

36

(16)	Refund Liabilities (classified under other current liabilities)

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Refund liabilities	$1,748,627	$2,078,075	$1,425,909

(17)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of June 30, 2020, December 31, 2019 and June 30, 2019, of which 12,222 million shares, 11,724 million shares, and 11,724 million shares were issued as of June 30, 2020, December 31, 2019 and June 30, 2019, respectively, each at a par value of NT$10.

ii.	UMC had 135 million, 138 million and 140 million ADSs, which were traded on the NYSE as of June 30, 2020, December 31, 2019 and June 30, 2019, respectively. The total number of common shares of UMC represented by all issued ADSs were 677 million shares, 692 million shares and 700 million shares as of June 30, 2020, December 31, 2019 and June 30, 2019, respectively. One ADS represents five common shares.

iii.	On June 28, 2019, UMC cancelled 400 million shares of treasury stock, which were repurchased during the period from May 13 to June 13, 2016 for the purpose of transferring to employees, and repurchased during the period from April 26 to June 13, 2019 for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

iv.	On March 11, 2019, UMC cancelled 300 million shares of treasury stock, which were repurchased during the period from November 7, 2018 to January 4, 2019, for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

v.	Please refer to Note 6(12) for the Company’s conversion of overseas unsecured convertible bonds into ordinary shares of UMC for the six-month period ended June 30, 2020.

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b.	Treasury stock:

i.	UMC carried out a treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for the repurchase and changes in treasury stock during the six-month periods ended June 30, 2020 and 2019 are as follows:

For the six-month period ended June 30, 2020

(In thousands of shares)

Purpose	As of January 1, 2020	Increase	Decrease	As of June 30, 2020
For transfer to employees	-	76,000	-	76,000

For the six-month period ended June 30, 2019

(In thousands of shares)

Purpose	As of January 1, 2019	Increase	Decrease	As of June 30, 2019
For transfer to employees	200,000	-	200,000	-
To maintain UMC’s credit and stockholders’ rights and interests	280,000	220,000	500,000	-
	480,000	220,000	700,000	-

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As such, the number of shares of treasury stock that UMC held as of June 30, 2020, December 31, 2019 and June 30, 2019, did not exceed the limit.

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iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.	UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger. As of June 30, 2020, December 31, 2019 and June 30, 2019, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock. The closing price on June 30, 2020, December 31, 2019 and June 30, 2019, were NT$15.90, NT$16.45 and NT$13.95, respectively.

c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year. The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

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According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2019 and 2018 were approved by the stockholders’ meeting held on June 10, 2020 and June 12, 2019, respectively. The details of appropriation are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2019	2018	2019	2018
Legal reserve	$963,947	$707,299
Special reserve	(3,491,626)	14,513,940
Cash dividends	9,765,155	6,916,105	$0.75	$0.58

The appropriation of earnings for 2019 approved by the stockholders’ meeting on June 10, 2020 is different from the amounts disclosed in the consolidated and parent company only financial statements for the year ended December 31, 2019 because of the additional legal reserve appropriated for the reversal of special reserve in accordance with the Rule No. 10902005780 subsequently issued by the Ministry of Economic Affairs, R.O.C. on March 3, 2020.

The aforementioned 2019 and 2018 appropriation approved by stockholders’ meeting was consistent with the resolutions of meeting of Board of Directors held on April 27, 2020 and March 6, 2019.

The cash dividend per share for 2019 was adjusted to NT$0.80395653 per share according to the resolution of the Board of Directors’ meeting on June 29, 2020. The adjustment was made for the decrease in outstanding common shares due to the share repurchase program and the conversion of convertible bonds into ordinary shares of UMC.

The cash dividend per share for 2018 was adjusted to NT$0.58989396 per share according to the resolution of the Board of Directors’ meeting on June 19, 2019. The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

Please refer to Note 6(20) for information on the employees and directors’ compensation.

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d.	Non-controlling interests:

	For the six-month periods ended June 30,
	2020	2019
Adjusted balance as of January 1	$410,065	$466,768
Attributable to non-controlling interests:
Net loss	(1,606,391)	(1,906,932)
Other comprehensive income (loss)	126,657	(1,984)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	106,879	-
Changes in subsidiaries’ ownership	(31)	23,928
Non-controlling interests	(570,188)	-
Others	1,608,463	1,848,665
Ending balance	$75,454	$430,445

(18)	Share-Based Payment

a.	Treasury stock plan for employees

In order to attract, retain talents and reward the employees for their productivity and loyalty, the Company carried out a compensation plan to offer 200 million shares of treasury stock to employees in August 2018. The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost on the grant date, whereas for the stocks with requisite service conditions to vest at the end of one or two-years from the date of grant, the Company recognizes the compensation cost on a straight-line basis over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. As such, for the three-month and six-month periods ended June 30, 2020 and 2019, total compensation cost of NT$38 million, NT$111 million, NT$75 million and NT$221 million, respectively, were recognized by the Company.

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b.	Restricted stock plan for employees

On June 10, 2020, the stockholders’ meeting approved a compensation plan to issue new restricted common stocks to employees without consideration. The maximum shares to be issued are 233 million shares. The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC. It shall be executed in one tranche or in installments within one year from the date of receiving the effective registration. For those employees who achieve both service period and performance conditions set by the Company, the restricted stocks will be vested at certain percentage and time frame.

(19)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended June 30,
	2020	2019
Wafer	$42,792,135	$34,775,172
Others	1,594,125	1,256,012
Total	$44,386,260	$36,031,184

	For the six-month periods ended June 30,
	2020	2019
Wafer	$83,492,268	$66,140,931
Others	3,161,839	2,473,212
Total	$86,654,107	$68,614,143

ii.	By geography

	For the three-month periods ended June 30,
	2020	2019
Taiwan	$16,690,857	$14,220,502
Singapore	5,779,996	5,553,019
China (includes Hong Kong)	5,294,983	4,255,080
Japan	4,680,048	1,652,243
USA	6,822,056	4,339,669
Europe	1,226,128	2,074,298
Others	3,892,192	3,936,373
Total	$44,386,260	$36,031,184

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	For the six-month periods ended June 30,
	2020	2019
Taiwan	$32,891,668	$26,434,603
Singapore	11,844,156	11,906,295
China (includes Hong Kong)	10,010,141	7,396,715
Japan	9,477,055	3,624,749
USA	12,758,816	8,038,514
Europe	2,289,389	3,785,802
Others	7,382,882	7,427,465
Total	$86,654,107	$68,614,143

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By operating segments

	For the three-month period ended June 30, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$44,381,885	$5,404	$44,387,289	$(1,029)	$44,386,260

The timing of revenue recognition:
At a point in time	$43,836,025	$5,404	$43,841,429	$(1,029)	$43,840,400
Over time	545,860	-	545,860	-	545,860
Total	$44,381,885	$5,404	$44,387,289	$(1,029)	$44,386,260

	For the three-month period ended June 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$36,003,395	$27,789	$36,031,184	$-	$36,031,184

The timing of revenue recognition:
At a point in time	$35,739,831	$27,789	$35,767,620	$-	$35,767,620
Over time	263,564	-	263,564	-	263,564
Total	$36,003,395	$27,789	$36,031,184	$-	$36,031,184

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	For the six-month period ended June 30, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$86,647,798	$8,831	$86,656,629	$(2,522)	$86,654,107

The timing of revenue recognition:
At a point in time	$85,767,342	$8,831	$85,776,173	$(2,522)	$85,773,651
Over time	880,456	-	880,456	-	880,456
Total	$86,647,798	$8,831	$86,656,629	$(2,522)	$86,654,107

	For the six-month period ended June 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$68,561,775	$52,368	$68,614,143	$-	$68,614,143

The timing of revenue recognition:
At a point in time	$68,063,111	$52,368	$68,115,479	$-	$68,115,479
Over time	498,664	-	498,664	-	498,664
Total	$68,561,775	$52,368	$68,614,143	$-	$68,614,143

b.	Contract balances

i.	Contract assets, current

	As of
	June 30, 2020	December 31, 2019	June 30, 2019	December 31, 2018
Sales of goods and services	$669,833	$599,491	$471,112	$486,184
Less: Loss allowance	(379,162)	(385,248)	(398,339)	(393,974)
Net	$290,671	$214,243	$72,773	$92,210

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The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against UMC related to the joint technology development agreement. Please refer to Note 9(6).

ii.	Contract liabilities

	As of
	June 30, 2020	December 31, 2019	June 30, 2019	December 31, 2018
Sales of goods and services	$2,118,795	$1,470,195	$1,454,232	$932,371

Current	$1,643,915	$988,115	$956,472	$932,371
Noncurrent	474,880	482,080	497,760	-
Total	$2,118,795	$1,470,195	$1,454,232	$932,371

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$482 million and NT$450 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied during the six-month periods ended June 30, 2020 and 2019.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$2,878 million and NT$3,158 million as of June 30, 2020 and 2019, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. As of the report date, the progress cannot be reliably estimated primarily due to the suspension as disclosed in Note 9(6). The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of June 30, 2020, December 31, 2019 and June 30, 2019, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$930 million, NT$560 million and NT$654 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

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(20)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2020			2019
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$4,918,014	$2,089,122	$7,007,136	$4,176,640	$1,911,916	$6,088,556
Labor and health insurance	270,691	121,202	391,893	212,373	90,724	303,097
Pension	279,468	98,240	377,708	254,822	86,345	341,167
Other employee benefit expenses	54,514	27,548	82,062	67,669	24,978	92,647
Depreciation	11,030,970	485,527	11,516,497	11,200,201	458,686	11,658,887
Amortization	223,808	441,764	665,572	192,733	270,323	463,056

	For the six-month periods ended June 30,
	2020			2019
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$9,830,245	$4,212,210	$14,042,455	$8,283,098	$3,690,632	$11,973,730
Labor and health insurance	536,590	230,015	766,605	441,127	180,415	621,542
Pension	551,677	185,999	737,676	524,694	178,866	703,560
Other employee benefit expenses	118,995	56,556	175,551	128,553	48,038	176,591
Depreciation	22,287,246	997,268	23,284,514	22,581,637	919,710	23,501,347
Amortization	454,280	872,912	1,327,192	398,141	538,217	936,358

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According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the stockholders’ meeting for such distribution.

The Company recognizes the employees and directors’ compensation in the profit or loss during the periods when earned for the six-month periods ended June 30, 2020 and 2019. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2019 and 2018 were reported to the stockholders’ meeting on June 10, 2020 and June 12, 2019, respectively. The details of distribution are as follows:

	2019	2018
Employees’ compensation – Cash	$1,132,952	$1,400,835
Directors’ compensation	10,259	7,624

The aforementioned 2019 and 2018 employees and directors’ compensation reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 26, 2020 and March 6, 2019.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

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(21)	Net Other Operating Income and Expenses

	For the three-month periods ended June 30,
	2020	2019
Government grants	$1,293,201	$1,810,774
Rental income from property	50,152	49,825
Gain on disposal of property, plant and equipment	3,655	4,470
Impairment loss on property, plant and equipment	-	(85,446)
Others	(81,107)	(92,774)
Total	$1,265,901	$1,686,849

	For the six-month periods ended June 30,
	2020	2019
Government grants	$2,327,289	$2,925,836
Rental income from property	100,320	102,878
Gain (loss) on disposal of property, plant and equipment	13,504	(10,149)
Impairment loss on property, plant and equipment	-	(85,446)
Others	(161,528)	(173,117)
Total	$2,279,585	$2,760,002

(22)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended June 30,
	2020	2019
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$623,963	$(273,945)
Loss on disposal of investments	(49,305)	-
Others	(93,893)	4,089
Total	$480,765	$(269,856)

	For the six-month periods ended June 30,
	2020	2019
(Loss) gain on valuation of financial assets and liabilities at fair value through profit or loss	$(512,692)	$758,160
Loss on disposal of investments	(43,429)	-
Others	(181,239)	8,835
Total	$(737,360)	$766,995

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b.	Finance costs

	For the three-month periods ended June 30,
	2020	2019
Interest expenses
Bonds payable	$92,539	$171,165
Bank loans	377,479	472,423
Lease liabilities	40,436	46,240
Others	11,126	70,153
Financial expenses	13,502	11,410
Total	$535,082	$771,391

	For the six-month periods ended June 30,
	2020	2019
Interest expenses
Bonds payable	$250,271	$344,759
Bank loans	766,917	920,219
Lease liabilities	75,847	86,665
Others	47,178	118,332
Financial expenses	28,768	30,629
Total	$1,168,981	$1,500,604

(23)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended June 30, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$4,470,138	$-	$4,470,138	$14,299	$4,484,437
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	547,790	-	547,790	-	547,790

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	For the three-month period ended June 30, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(1,857,385)	$-	$(1,857,385)	$12,627	$(1,844,758)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(24,631)	11,479	(13,152)	3,552	(9,600)
Total other comprehensive income (loss)	$3,135,912	$11,479	$3,147,391	$30,478	$3,177,869

	For the three-month period ended June 30, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$616,532	$-	$616,532	$1,383	$617,915
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	223,497	-	223,497	-	223,497
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(121,414)	-	(121,414)	(5,987)	(127,401)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	35,858	-	35,858	(7,704)	28,154
Total other comprehensive income (loss)	$754,473	$-	$754,473	$(12,308)	$742,165

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	For the six-month period ended June 30, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,364,381	$-	$1,364,381	$56,899	$1,421,280
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(41,099)	-	(41,099)	-	(41,099)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,917,606)	-	(1,917,606)	10,099	(1,907,507)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(23,652)	11,479	(12,173)	3,101	(9,072)
Total other comprehensive income (loss)	$(617,976)	$11,479	$(606,497)	$70,099	$(536,398)

	For the six-month period ended June 30, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$2,837,655	$-	$2,837,655	$(10,158)	$2,827,497
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	545,974	-	545,974	-	545,974

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	For the six-month period ended June 30, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$954,970	$-	$954,970	$(9,036)	$945,934
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	45,381	-	45,381	(8,142)	37,239
Total other comprehensive income (loss)	$4,383,980	$-	$4,383,980	$(27,336)	$4,356,644

(24)	Income Tax

a.	The major components of income tax expense for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended June 30,
	2020	2019
Current income tax expense (benefit):
Current income tax charge	$247,556	$135,199
Adjustments in respect of current income tax of prior periods	44,798	(21,888)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	39,720	177,797
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	426,861	(46,899)
Adjustment of prior year’s deferred income tax	(184,446)	123,712
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	38,510	(166,406)
Income tax expense recorded in profit or loss	$612,999	$201,515

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	For the six-month periods ended June 30,
	2020	2019
Current income tax expense (benefit):
Current income tax charge	$431,597	$271,331
Adjustments in respect of current income tax of prior periods	(790,350)	(825,341)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	289,343	277,491
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	551,616	(124,226)
Adjustment of prior year’s deferred income tax	(294,758)	118,384
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	17,122	41,164
Income tax expense (benefit) recorded in profit or loss	$204,570	$(241,197)

ii.	Income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2020	2019
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$14,299	$1,383

	For the six-month periods ended June 30,
	2020	2019
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$56,899	$(10,158)

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(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2020	2019
Exchange differences on translation of foreign operations	$12,627	$(5,987)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	3,552	(7,704)
Income tax related to items that may be reclassified subsequently to profit or loss	$16,179	$(13,691)

	For the six-month periods ended June 30,
	2020	2019
Exchange differences on translation of foreign operations	$10,099	$(9,036)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	3,101	(8,142)
Income tax related to items that may be reclassified subsequently to profit or loss	$13,200	$(17,178)

iii.	Deferred income tax charged directly to equity

	For the three-month periods ended June 30,
	2020	2019
Recognition of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$-	$-

	For the six-month periods ended June 30,
	2020	2019
Recognition of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$3,691	$-

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b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of June 30, 2020, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2017, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012. There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations. For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(5) of the Company’s consolidated financial statements for the year ended December 31, 2019.

(25)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended June 30,
	2020	2019
Net income attributable to the parent company	$6,680,784	$1,740,476
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,193,150	11,817,658
Earnings per share-basic (NTD)	$0.55	$0.15

	For the six-month periods ended June 30,
	2020	2019
Net income attributable to the parent company	$8,887,714	$2,941,923
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,988,043	11,862,931
Earnings per share-basic (NTD)	$0.74	$0.25

b.	Earnings per share-diluted

	For the three-month periods ended June 30,
	2020	2019
Net income attributable to the parent company	$6,680,784	$1,740,476
Effect of dilution
Unsecured convertible bonds	-	72,095
Income attributable to stockholders of the parent	$6,680,784	$1,812,571
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,193,150	11,817,658
Effect of dilution
Employees’ compensation	69,624	18,405
Unsecured convertible bonds	-	1,243,599
Weighted-average number of common stocks after dilution (thousand shares)	12,262,774	13,079,662
Earnings per share-diluted (NTD)	$0.54	$0.14

55

	For the six-month periods ended June 30,
	2020	2019
Net income attributable to the parent company	$8,887,714	$2,941,923
Effect of dilution
Unsecured convertible bonds	69,019	143,837
Income attributable to stockholders of the parent	$8,956,733	$3,085,760
Weighted-average number of common stocks for basic earnings per share (thousand shares)	11,988,043	11,862,931
Effect of dilution
Employees’ compensation	91,549	61,105
Unsecured convertible bonds	610,596	1,243,599
Weighted-average number of common stocks after dilution (thousand shares)	12,690,188	13,167,635
Earnings per share-diluted (NTD)	$0.71	$0.23

(26)	Reconciliation of Liabilities Arising from Financing Activities

For the six-month period ended June 30, 2020:

			Non-cash changes
Items	As of January 1, 2020	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2020
Short-term loans	$12,015,206	$(2,202,180)	$(248,291)	$47,060	$9,611,795
Long-term loans (current portion included)	33,902,074	9,122,191	(505,580)	-	42,518,685
Bonds payable (current portion included)	38,781,416	(13,702,875)	-	(6,389,554) (Note B)	18,688,987
Guarantee deposits (current portion included)	296,694	121,834	(2,609)	-	415,919
Lease liabilities	6,031,025	(366,401)	(98,125)	385,112	5,951,611
Other financial liabilities-noncurrent	20,093,441	-	(589,755)	183,906	19,687,592

56

For the six-month period ended June 30, 2019:

			Non-cash changes
Items	As of January 1, 2019	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2019
Short-term loans	$13,103,808	$3,001,285	$96,530	$118,250	$16,319,873
Long-term loans (current portion included)	30,826,215	(1,735,536)	345,480	1,842	29,438,001
Bonds payable (current portion included)	41,378,182	(2,500,000)	-	182,825	39,061,007
Guarantee deposits (current portion included)	665,793	205,590	1,559	(619,347)	253,595
Lease liabilities	6,006,457	(294,255)	49,592	89,722	5,851,516
Other financial liabilities-noncurrent	20,410,355	-	220,364	193,828	20,824,547

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(12) for the Company’s convertible bonds.

Note C: Please refer to Note 9(5) for more details on other financial liabilities-noncurrent.

(27)	Business Combinations

UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)

The Company exercised the call option of a joint venture agreement between FUJI SEMICONDUCTOR LIMITED (FSL) to acquire 84.1% ownership interest in MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS) for JPY 54.4 billion on October 1, 2019. The Company previously held 15.9% of ownership interest in MIFS. MIFS became a wholly-owned subsidiary of the Company and was renamed as USJC upon completion of the acquisition. USJC is a 300mm fab in Japan that is currently manufacturing 90nm, 65nm and 40nm products. The fab fits the Company’s specialty technology focus and long-term growth projections. USJC will increase the Company’s foundry market share, provide business synergies and benefit from economies of scale while broadening the Company’s comprehensive specialty and logic technologies to serve Japanese and international customers.

57

Consideration Transferred:
Cash	$15,711,370
Fair value of previously held equity interest immediately before acquisition	2,303,988
Gains or losses on hedging instruments	2,572
Total	$18,017,930

Cash flows analysis of acquisition:
Cash Consideration	$15,711,370
Net cash acquired from the subsidiary	(2,910,389)
Net cash outflows from acquisition	$12,800,981

The fair value of the identifiable assets and liabilities of USJC as of the date of acquisition were:

Fair value recognized on the acquisition date
Assets
Cash and cash equivalents	$2,910,389
Accounts receivable	3,561,827
Inventories	2,428,616
Property, plant and equipment	11,497,618
Right-of-use assets	479,547
Intangible assets	1,318,754
Deferred tax assets	1,563,553
Others	230,431
23,990,735
Liabilities
Accounts payable	(3,170,323)
Other payables and payables on equipment	(1,962,119)
Lease liabilities	(479,547)
Others	(189,231)
(5,801,220)
Total identifiable net assets	$18,189,515

Gain on bargain purchase:
Consideration transferred	$18,017,930
Less: Fair value of identifiable net assets	(18,189,515)
Bargain purchase gain	$(171,585)

58

The fair value of the net identifiable assets acquired and liabilities assumed was in excess of the aggregate consideration transferred and the previously held ownership interest of 15.9% in USJC at the acquisition date, and the difference was recognized as bargain purchase gain. The previously held ownership interest of 15.9% in USJC was previously accounted for as financial assets at fair value through other comprehensive income, non-current. It was subsequently remeasured at fair value with the consideration for a minority interest discount on the acquisition date resulting in the bargain purchase gain. Upon the acquisition, the Company recognized a loss on disposal of NT$375 million and the accumulated unrealized losses on the previously held ownership interest was reclassified from other comprehensive income to retained earnings for the year ended December 31, 2019.

7.	RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties
UPI SEMICONDUCTOR CORP.	Other related parties

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended June 30,
	2020	2019
Associates	$456,547	$396,436
Others	4,409	11,673
Total	$460,956	$408,109

59

	For the six-month periods ended June 30,
	2020	2019
Associates	$916,335	$610,769
Others	8,584	13,674
Total	$924,919	$624,443

Accounts receivable, net

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Associates	$252,487	$278,702	$266,634
Others	4,037	11,243	9,714
Total	$256,524	$289,945	$276,348

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection period for domestic sales to related parties were month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

Refund liabilities (classified under other current liabilities)

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Associates	$2,385	$7,880	$8,768
Others	18	48	30
Total	$2,403	$7,928	$8,798

b.	Significant asset transactions

Acquisition of financial assets at fair value through profit or loss, noncurrent

For the three-month period ended June 30, 2020: None.

60

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the six-month period ended June 30, 2020
Associates	1,000	Stock of WELLYSUN INC.	$25,000

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the three-month period ended June 30, 2019
Associates	500	Stock of MATERIALS ANALYSIS TECHNOLOGY INC.	$32,923

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the six-month period ended June 30, 2019
Associates	500	Stock of MATERIALS ANALYSIS TECHNOLOGY INC.	$32,923

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended June 30,
	2020	2019
Associates	$129,758	$138,429

	Purchase price
	For the six-month periods ended June 30,
	2020	2019
Associates	$191,561	$179,740

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c.	Others

Mask expenditure

	For the three-month periods ended June 30,
	2020	2019
Others	$462,046	$623,759

	For the six-month periods ended June 30,
	2020	2019
Others	$1,006,635	$1,145,263

Other payables of mask expenditure

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Others	$578,687	$683,892	$690,663

d.	Key management personnel compensation

	For the three-month periods ended June 30,
	2020	2019
Short-term employee benefits	$78,970	$56,198
Post-employment benefits	614	684
Share-based payment	6,630	19,482
Others	-	148
Total	$86,214	$76,512

	For the six-month periods ended June 30,
	2020	2019
Short-term employee benefits	$194,979	$130,726
Post-employment benefits	1,190	1,270
Termination benefits	283	3,415
Share-based payment	13,216	38,750
Others	144	295
Total	$209,812	$174,456

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8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

As of June 30, 2020, December 31, 2019 and June 30, 2019

	Carrying Amount
	As of
	June 30, 2020	December 31, 2019	June 30, 2019	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Bank deposit and Time deposit)	$811,072	$811,035	$964,220	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	234,286	348,117	237,358	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	18,215	19,510	19,510	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	41,785	41,785	37,084	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	1,000,000	1,000,000	Bank of China	Bank performance guarantee
Refundable Deposits (Bank deposit)	2,958	-	-	Chang Hwa Commercial Bank	Collateral for short-term loans
Buildings	5,105,087	5,381,590	5,756,752	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	15,677,722	19,029,077	23,078,344	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	280,335	292,120	309,117	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$23,171,460	$26,923,234	$31,402,385

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9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of June 30, 2020, amounts available under unused letters of credit for importing machinery and equipment were NT$0.5 billion.

(2)	As of June 30, 2020, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$1.5 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4 billion. As of June 30, 2020, the portion of royalties and development fees not yet recognized was NT$1.2 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of June 30, 2020, these construction contracts amounted to approximately NT$1 billion and the portion of the contracts not yet recognized was approximately NT$0.4 billion.

(5)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. As of June 30, 2020, the Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM according to the agreement, representing ownership interest of 65.22%. Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities-others for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(6)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”). On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. The Company does not expect material financial impact resulting from this claim. UMC intends to appeal against the sentence.

64

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. UMC has appointed counsels to prepare answers against these charges. Currently the civil complaint has been stayed by the court.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court has approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial.

On November 1, 2018, the Department of Justice of the United States (“DOJ”) unsealed an indictment against UMC, FUJIAN JINHUA INTEGRATED CIRCUIT CO., LTD. (“JINHUA”), and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of MICRON, and used that information to develop technology that was subsequently transferred to JINHUA. On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by UMC or JINHUA and preventing the defendants from transferring the trade secrets to anyone else. UMC has appointed counsels to prepare answers against these charges. Besides, UMC has suspended the joint technology development activities with JINHUA. Currently the civil complaint has been stayed by the court and the criminal proceeding is ongoing. Given these litigations are still in the preliminary stages, UMC cannot assess the legal proceeding and probable outcome or impact.

(7)	On March 14, 2019, a putative class action styled Meyer v. United Microelectronics Corporation and several executives, was filed under Securities Exchange Act of 1934 and Rule 10b-5 in the United States District Court for the Southern District of New York. The court appointed a lead plaintiff and approved lead plaintiff counsels on May 23, 2019. On September 27, 2019, UMC received the service of plaintiffs’ amended complaint and appointed counsels to prepare the relevant procedures. Currently the mediation process is ongoing. The Company does not expect material financial impact resulting from this claim.

10.	SIGNIFICANT DISASTER LOSS

None.

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11.	SIGNIFICANT SUBSEQUENT EVENTS

Recently the emergence and wide spread of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in most part of the world where the Company and the Company’s customers operate. If such outbreak continues or worsens, it may adversely affect the Company’s business, financial condition and operating results for 2020 as we have significant operations in China, Taiwan and the Asia Pacific region. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business and the related financial impact cannot be predicted at this time.

12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	June 30, 2020	December 31, 2019	June 30, 2019
Financial assets at fair value through profit or loss	$13,897,672	$14,021,473	$12,725,355
Financial assets at fair value through other comprehensive income	7,075,163	14,723,232	14,378,666
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	99,865,658	95,486,403	90,349,721
Receivables	28,098,633	26,383,212	25,607,050
Refundable deposits	2,414,271	2,600,733	2,687,474
Other financial assets	10,307,452	2,353,066	1,945,009
Total	$161,658,849	$155,568,119	$147,693,275

	As of
Financial Liabilities	June 30, 2020	December 31, 2019	June 30, 2019
Financial liabilities at fair value through profit or loss	$771	$-	$-
Financial liabilities measured at amortized cost
Short-term loans	9,611,795	12,015,206	16,319,873
Payables	38,835,522	27,342,495	29,783,072
Guarantee deposits (current portion included)	415,919	296,694	253,595
Bonds payable (current portion included)	18,688,987	38,781,416	39,061,007
Long-term loans (current portion included)	42,518,685	33,902,074	29,438,001
Lease liabilities	5,951,611	6,031,025	5,851,516
Other financial liabilities	19,687,592	20,093,441	20,824,547
Total	$135,710,882	$138,462,351	$141,531,611

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(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. The Company designates certain forward currency contracts as cash flow hedges to hedge its exposure to foreign currency exchange risk associated with certain highly probable forecast transactions. On the basis of assessment, the Company expects that the value of forward currency exchange contracts and the value of the hedged transactions will change systematically in opposite directions for given changes in foreign exchange rates. Hedge ineffectiveness in these hedging relationships mainly arises from the counterparties’ credit risk, impacting the fair value movements of the hedging instruments and hedged items. No other sources of ineffectiveness emerged from these hedging relationships. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

67

Certain forward exchange contracts designated by the Company to hedge foreign currency exchange rate risks associated with the purchase of additional shares of USJC in JPY, amounting to JPY 23 billion, expired prior to December 31, 2018. The cash flow hedge reserve in other components of equity, amounting to NT$(3) million, was recognized as consideration for the ownership interest of 84.1% in USJC on October 1, 2019. Please refer to Note 6(27).

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2020 and 2019 decreases/increases by NT$1,036 million and NT$1,214 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2020 and 2019 increases/decreases by NT$1,989 million and NT$2,582 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2020 and 2019 to decrease/increase by NT$26 million and NT$23 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the six-month periods ended June 30, 2020 and 2019 by NT$247 million and NT$207 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the six-month periods ended June 30, 2020 and 2019 by NT$295 million and NT$555 million, respectively.

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(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of June 30, 2020, December 31, 2019 and June 30, 2019, accounts receivable from the top ten customers represent 55%, 44% and 54% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$9,734,816	$-	$-	$-	$9,734,816
Payables	38,514,925	197,580	-	-	38,712,505
Guarantee deposits	302,204	45,156	-	68,559	415,919
Bonds payable	2,323,281	8,529,443	8,626,496	-	19,479,220
Long-term loans	6,841,334	23,461,908	15,787,842	5,964	46,097,048
Lease liabilities	724,243	1,325,949	1,176,410	3,664,280	6,890,882
Other financial liabilities	-	16,397,513	4,099,597	-	20,497,110
Total	$58,440,803	$49,957,549	$ 29,690,345	$3,738,803	$141,827,500

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	As of June 30, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$236,417	$-	$-	$-	$236,417
Outflow	(237,188)	-	-	-	(237,188)
Net	$(771)	$-	$-	$-	$(771)

	As of December 31, 2019
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$12,211,621	$-	$-	$-	$12,211,621
Payables	26,907,755	198,862	-	-	27,106,617
Guarantee deposits	100,584	97,108	-	99,002	296,694
Bonds payable	20,659,607	10,590,265	8,689,971	-	39,939,843
Long-term loans	6,104,795	19,631,931	13,097,986	12,000	38,846,712
Lease liabilities	740,939	1,413,978	1,180,955	3,792,192	7,128,064
Other financial liabilities	-	12,668,287	8,445,826	-	21,114,113
Total	$66,725,301	$44,600,431	$31,414,738	$3,903,194	$146,643,664

	As of June 30, 2019
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$16,473,418	$-	$-	$-	$16,473,418
Payables	29,430,955	207,124	-	-	29,638,079
Guarantee deposits	25,120	162,558	-	65,917	253,595
Bonds payable	21,058,342	8,647,514	7,348,435	3,409,811	40,464,102
Long-term loans	4,112,425	12,931,923	13,176,935	4,713,902	34,935,185
Lease liabilities	633,355	1,237,542	1,154,811	4,026,394	7,052,102
Other financial liabilities	-	13,251,273	8,834,497	-	22,085,770
Total	$71,733,615	$36,437,934	$30,514,678	$12,216,024	$150,902,251

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(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of June 30, 2020

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 26 million	June 16, 2020~July 9, 2020

As of December 31, 2019

None.

As of June 30, 2019

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 20 million	June 13, 2019~July 3, 2019

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of June 30, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$887,337	$2,565	$123,940	$1,013,842
Financial assets at fair value through profit or loss, noncurrent	4,706,373	259,460	7,917,997	12,883,830
Financial assets at fair value through other comprehensive income, noncurrent	5,899,908	-	1,175,255	7,075,163
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	771	-	771

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	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$668,476	$-	$54,318	$722,794
Financial assets at fair value through profit or loss, noncurrent	4,737,027	340,255	8,221,397	13,298,679
Financial assets at fair value through other comprehensive income, noncurrent	13,417,308	-	1,305,924	14,723,232

	As of June 30, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$572,129	$41,375	$-	$613,504
Financial assets at fair value through profit or loss, noncurrent	4,114,185	39,612	7,958,054	12,111,851
Financial assets at fair value through other comprehensive income, noncurrent	11,106,286	-	3,272,380	14,378,666

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators. If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the six-month periods ended June 30, 2020 and 2019, there were no significant transfers between Level 1 and Level 2 fair value measurements.

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Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2020	$2,880,688	$3,279,294	$2,011,025	$104,708	$8,275,715	$1,130,430	$175,494	$1,305,924
Recognized in profit (loss)	(462,658)	(114,893)	(12,421)	37,923	(552,049)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(56,286)	(74,383)	(130,669)
Acquisition	65,000	165,035	164,820	293,931	688,786	-	-	-
Disposal	-	(172,114)	-	(105,686)	(277,800)	-	-	-
Transfer out of Level 3	(35,000)	-	-	-	(35,000)	-	-	-
Exchange effect	(9,846)	(25,505)	(21,492)	(872)	(57,715)	-	-	-
As of June 30, 2020	$2,438,184	$3,131,817	$2,141,932	$330,004	$8,041,937	$1,074,144	$101,111	$1,175,255

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Option	Total	Common stock	Preferred stock	Total
As of January 1, 2019	$3,077,691	$2,971,528	$1,849,788	$-	$7,899,007	$3,235,174	$184,026	$3,419,200
Recognized in profit (loss)	(24,532)	170,987	(38,086)	-	108,369	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(119,449)	(27,371)	(146,820)
Acquisition	71,176	-	125,000	-	196,176	-	-	-
Disposal	(1,475)	(280,029)	-	-	(281,504)	-	-	-
Exchange effect	6,779	16,737	12,490	-	36,006	-	-	-
As of June 30, 2019	$3,129,639	$2,879,223	$1,949,192	$-	$7,958,054	$3,115,725	$156,655	$3,272,380

Recognized as part of profit (loss) above, the profit (loss) from financial assets still held by the Company as of June 30, 2020 and 2019 were NT$(589) million and NT$2 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

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Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follow:

As of June 30, 2020
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2020 by NT$181 million and NT$245 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2020 by NT$88 million.

As of June 30, 2019
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2019 by NT$279 million and NT$222 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2019 by NT$226 million.

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b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of June 30, 2020

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$18,824,534	$18,824,534	$-	$-	$18,688,987
Long-term loans (current portion included)	42,518,685	-	42,518,685	-	42,518,685

As of December 31, 2019

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$39,571,920	$21,347,047	$18,224,873	$-	$38,781,416
Long-term loans (current portion included)	33,902,074	-	33,902,074	-	33,902,074

As of June 30, 2019

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$39,296,554	$21,365,226	$17,931,328	$-	$39,061,007
Long-term loans (current portion included)	29,438,001	-	29,438,001	-	29,438,001

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(8)	Significant financial assets and liabilities denominated in foreign currencies

	As of
	June 30, 2020			December 31, 2019
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$2,016,163	29.58	$59,638,071	$1,692,380	30.03	$50,822,171
JPY	32,004,514	0.2733	8,746,834	29,531,053	0.2751	8,123,993
EUR	3,217	33.08	106,412	3,795	33.54	127,266
SGD	57,581	21.16	1,218,402	66,197	22.28	1,474,870
RMB	5,011,586	4.17	20,893,298	5,262,546	4.30	22,607,898
Non-Monetary items
USD	241,179	29.58	7,134,069	239,131	30.03	7,181,098
JPY	289,397	0.2733	79,092	441,322	0.2751	121,408
SGD	4,778	21.16	101,110	7,877	22.28	175,494
RMB	45,955	4.17	191,586	38,533	4.30	165,537
Financial Liabilities
Monetary items
USD	324,668	29.68	9,635,996	312,437	30.13	9,413,712
JPY	21,632,915	0.2774	6,000,971	21,495,694	0.2792	6,001,598
EUR	4,093	33.48	137,039	4,720	33.94	160,193
SGD	83,488	21.34	1,781,644	82,303	22.46	1,848,507
RMB	13,934,090	4.22	58,787,924	14,816,473	4.35	64,392,390
The exchange gain or loss from monetary financial assets and liabilities
USD			(248,828)			(374,319)
JPY			(39,567)			568,061
EUR			(895)			6,208
SGD			(18,976)			(22,530)
RMB			(250,278)			(417,725)
Other			52			1,681

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	As of
	June 30, 2019
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,582,778	31.01	$49,081,928
JPY	19,222,097	0.2867	5,510,975
EUR	4,397	35.18	154,676
SGD	38,942	22.88	891,003
RMB	4,401,978	4.50	19,791,298
Non-Monetary items
USD	213,225	31.01	6,612,112
JPY	7,889,976	0.2867	2,262,056
SGD	6,847	22.88	156,655
RMB	48,976	4.50	220,195
Financial Liabilities
Monetary items
USD	313,072	31.11	9,739,613
JPY	2,654,582	0.2908	771,952
EUR	6,008	35.58	213,776
SGD	86,482	23.06	1,994,282
RMB	15,229,104	4.55	69,231,507
The exchange gain or loss from monetary financial assets and liabilities
USD			266,937
JPY			143,306
EUR			5,229
SGD			(20,418)
RMB			(72,176)
Other			1,792

(9)	Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2020 and 2019 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value. The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

78

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of June 30, 2020, December 31, 2019 and June 30, 2019 were as follows:

	As of
	June 30, 2020	December 31, 2019	June 30, 2019
Total liabilities	$158,341,355	$162,972,943	$167,840,654
Less: Cash and cash equivalents	(99,871,617)	(95,492,477)	(90,355,850)
Net debt	58,469,738	67,480,466	77,484,804
Total equity	209,202,411	207,214,422	202,094,640
Total capital	$267,672,149	$274,694,888	$279,579,444
Debt to capital ratios	21.84%	24.57%	27.71%

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the six-month period ended June 30, 2020: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2020: Please refer to Attachment 3.

c.	Securities held as of June 30, 2020 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

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d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2020: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2020: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2020: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2020: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2020: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2020 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

k.	Information of major shareholders as of June 30, 2020: Please refer to Attachment 12.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 2, 3, 8 and 9.

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14.	OPERATING SEGMENT INFORMATION

(1)	The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of June 30, 2020, the Company had the following segments: wafer fabrication and new business. The operating segment information was prepared according to the accounting policies described in Note 4. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy.

Reportable segment information for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

	For the three-month period ended June 30, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$44,381,885	$4,375	$44,386,260	$-	$44,386,260
Operating revenues from sales among intersegments	-	1,029	1,029	(1,029)	-
Segment net income (loss), net of tax	6,053,127	(30,793)	6,022,334	28,684	6,051,018
Acquisition of property, plant and equipment	4,269,194	-	4,269,194	-	4,269,194
Acquisition of intangible assets	447,763	-	447,763	-	447,763
Cash payments for the principal portion of the lease liability	176,304	4,662	180,966	-	180,966
Depreciation	11,562,941	19,910	11,582,851	-	11,582,851
Share of profit or loss of associates and joint ventures	885,695	-	885,695	28,684	914,379
Income tax expense (benefit)	612,408	591	612,999	-	612,999

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	For the three-month period ended June 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$36,003,395	$27,789	$36,031,184	$-	$36,031,184
Segment net income (loss), net of tax	953,710	(161,761)	791,949	150,435	942,384
Acquisition of property, plant and equipment	3,903,762	-	3,903,762	-	3,903,762
Acquisition of intangible assets	246,878	-	246,878	-	246,878
Cash payments for the principal portion of the lease liability	153,035	4,684	157,719	-	157,719
Depreciation	11,687,524	34,328	11,721,852	-	11,721,852
Share of profit or loss of associates and joint ventures	50,618	-	50,618	150,435	201,053
Income tax expense (benefit)	201,810	(295)	201,515	-	201,515
Impairment loss of non-financial assets	-	85,446	85,446	-	85,446

	For the six-month period ended June 30, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$86,647,798	$6,309	$86,654,107	$-	$86,654,107
Operating revenues from sales among intersegments	-	2,522	2,522	(2,522)	-
Segment net income (loss), net of tax	7,286,507	(77,272)	7,209,235	72,088	7,281,323
Acquisition of property, plant and equipment	7,900,682	-	7,900,682	-	7,900,682
Acquisition of intangible assets	900,616	-	900,616	-	900,616
Cash payments for the principal portion of the lease liability	357,101	9,300	366,401	-	366,401
Depreciation	23,370,129	48,161	23,418,290	-	23,418,290
Share of profit or loss of associates and joint ventures	(4,715)	-	(4,715)	72,088	67,373
Income tax expense (benefit)	203,818	752	204,570	-	204,570

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	For the six-month period ended June 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$68,561,775	$52,368	$68,614,143	$-	$68,614,143
Segment net income (loss), net of tax	1,053,140	(267,246)	785,894	249,097	1,034,991
Acquisition of property, plant and equipment	9,466,742	-	9,466,742	-	9,466,742
Acquisition of intangible assets	777,034	-	777,034	-	777,034
Cash payments for the principal portion of the lease liability	284,888	9,367	294,255	-	294,255
Depreciation	23,558,194	70,253	23,628,447	-	23,628,447
Share of profit or loss of associates and joint ventures	147,911	-	147,911	249,097	397,008
Income tax expense (benefit)	(240,583)	(614)	(241,197)	-	(241,197)
Impairment loss of non-financial assets	-	85,446	85,446	-	85,446

	As of June 30, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$366,622,774	$983,261	$367,606,035	$(62,269)	$367,543,766
Segment liabilities	$157,395,588	$1,295,443	$158,691,031	$(349,676)	$158,341,355

	As of December 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$369,189,983	$924,149	$370,114,132	$73,233	$370,187,365
Segment liabilities	$161,955,970	$1,157,878	$163,113,848	$(140,905)	$162,972,943

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	As of June 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$368,835,184	$1,116,154	$369,951,338	$(16,044)	$369,935,294
Segment liabilities	$166,729,912	$1,188,378	$167,918,290	$(77,636)	$167,840,654

Note:	The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2020

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$24,572,410	Net 60 days	28%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,249,992	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	1,200,824	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	65,721	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	602,572 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	21,664	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	372,512	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	133,892	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	105,676	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	28,032	-	0%

For the six-month period ended June 30, 2019

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$22,306,386	Net 60 days	33%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,162,881	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,145,540	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	698,880	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	602,639 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	27,743	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	534,349	Net 60 days	1%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	133,601	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	113,836	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	35,222	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

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ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	Yes	$13,311,000	$5,916,000	$2,070,600	0.9505%-2.56%	The need for short-term financing	$-	Business turnover	$-	None	$-	$20,912,696	$83,650,783

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

86

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	2	$94,107,131	$748,000	$748,000 (Note 5)	$747,900 (Note 5)	$-	0.36%	$94,107,131
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	94,107,131	13,725,120	13,725,120 (Note 6)	12,553,498 (Note 6)	-	6.56%	94,107,131

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 7)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 7)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$9,984,819	$8,700,000	$3,854,963	$3,587,042	$-	17.37%	$9,984,819

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of June 30, 2020.
Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million, it has been fully repaid in January 2019.
On December 12, 2018, the board of directors resolved to increase the endorsement amounted to NT$748 million. as of June 30, 2020, actual amount provided was NT$748 million.
Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.
On March 7, 2018, the board of directors resolved to increase the endorsement amounted to USD 152 million, on October 24, 2018, the board of directors resolved to increase the endorsement amounted to USD 41 million.
On July 24, 2019, the board of directors resolved to decrease the endorsement amounted to USD 26 million, on December 18, 2019, the board of directors resolved to decrease the endorsement amounted to USD 13 million, total endorsement amount is up to USD 464 million.
As of June 30, 2020, actual amount provided was NT$12,553 million.
Note 7: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2020.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2020.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

87

ATTACHMENT 4 (Securities held as of June 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$168,367	6.56	$168,367	None
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	18,000	183,600	1.70	183,600	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	271,200	1.15	271,200	None
Stock	PHISON ELECTRONICS CORP.	-	Financial assets at fair value through profit or loss, current	586	172,284	0.30	172,284	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	91,886	0.22	91,886	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,477,022	9.79	1,477,022	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,692	320,670	9.29	320,670	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	975,429	7.66	975,429	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	137,728	4.31	137,728	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	703,581	1.68	703,581	None
Stock	EPISTAR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,715	394,847	0.98	394,847	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,184	26,751	0.83	26,751	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	19,750	-	19,750	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	105,356	1,290,608	19.73	1,290,608	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	585,684	17.00	585,684	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	859,935	8.67	859,935	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445	3,749,366	2.70	3,749,366	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	12,000	101,110	-	101,110	None

88

ATTACHMENT 4 (Securities held as of June 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	$2,075	19.65	$2,075	None
Stock	CLIENTRON CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,198	256,988	16.03	256,988	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	51,135	15.06	51,135	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	-	14.49	-	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	39,600	11.69	39,600	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	16,950	10.23	16,950	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	51,450	9.12	51,450	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	14,004	8.18	14,004	None
Stock	NEW SMART TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	900	9,549	7.29	9,549	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	54,495	6.93	54,495	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	526	5,516	6.67	5,516	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3	73,732	5.35	73,732	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	19,049	5.12	19,049	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	200	10,000	4.53	10,000	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	7,833	4.47	7,833	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	14,890	4.21	14,890	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,413	5,227	3.81	5,227	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	141,182	3.72	141,182	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	40,350	3.71	40,350	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	110,647	3.47	110,647	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	265	-	3.16	-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	99,805	3.11	99,805	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	88,060	2.96	88,060	None

89

ATTACHMENT 4 (Securities held as of June 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	$42,360	2.87	$42,360	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	239,710	2.70	239,710	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	327	291	2.23	291	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	16,260	2.15	16,260	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	58,760	2.07	58,760	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	30,000	2.06	30,000	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	615	88,253	1.08	88,253	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,114	18,958	1.02	18,958	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	1,090	0.95	1,090	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	582	6,169	0.84	6,169	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,300	45,890	0.65	45,890	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,388	89,550	0.48	89,550	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	96	358	0.14	358	None
Stock	EPISIL-PRECISION INC.	-	Financial assets at fair value through profit or loss, noncurrent	225	15,130	0.08	15,130	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	19	0.02	19	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	123,136	-	123,136	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	79,092	-	79,092	None
Stock-Preferred Stock	CEREBREX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1	-	-	-	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	1,998	-	1,998	None
Stock-Preferred Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,449	29,580	-	29,580	None
Stock-Preferred Stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,250	58,569	-	58,569	None
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	51,321	-	51,321	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	488,460	7.00	488,460	None
Stock	UNITED MICROELECTRONICS CORP.	Parent Company	Financial assets at fair value through other comprehensive income, noncurrent	16,079	255,652	0.13	255,652	None

90

ATTACHMENT 4 (Securities held as of June 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, current	-	$-	-	$-	None
Convertible bonds	COLOR IMAGINATION HOLDING	-	Financial assets at fair value through profit or loss, current	-	118,320	-	118,320	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	136,508	18.18	136,508	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,433	17,125	15.35	17,125	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	62,325	13.99	62,325	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	340,579	13.00	340,579	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,252	8,331	6.08	8,331	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,529	188,920	4.98	188,920	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,136	4.91	8,136	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,435	26,087	4.62	26,087	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2	63,199	4.58	63,199	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	176,476	4.24	176,476	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	30,000	3.27	30,000	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	779	14,160	3.20	14,160	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,819	6,802	2.73	6,802	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	6,122	2.67	6,122	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	29,300	0.87	29,300	None
Stock	MATERIALS ANALYSIS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	40,000	0.80	40,000	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	454,483	0.77	454,483	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	125,800	0.64	125,800	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	365	52,377	0.64	52,377	None
Stock	POWTEC ELECTROCHEMICAL CORP.(formerly POWERTEC ENERGY CORP.)	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	EVERGREEN STEEL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	41,000	0.25	41,000	None
Stock	VALUE VALVES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	40	4,360	0.10	4,360	None
Convertible bonds	TECHCENTIAL INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	99	9,356	-	9,356	None

91

ATTACHMENT 4 (Securities held as of June 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
TLC CAPITAL CO., LTD.

				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-		$154,126	-		$154,126	None
Capital-Preferred stock	GUANGXI CHIPBETTER MICROELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	672		47,741	-		47,741	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685		2,736	-		2,736	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377		219,313	-		219,313	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332		-	-		-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519		-	-		-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	26,499		132,345	-		132,345	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279		131,535	-		131,535	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, noncurrent	359		-	-		-	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,739		201,431	-		201,431	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863		184,704	-		184,704	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000		60,616	-		60,616	None
Stock-Preferred stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	770		102,495	-		102,495	None
Stock-Preferred stock	JSAB HOLDING LTD.	-	Financial assets at fair value through profit or loss, noncurrent	667		29,580	-		29,580	None
Stock	ADVANCED ENERGY SOLUTION HOLDING CO., LTD.	-	Prepayments for investments	-		4,069	-		NA	None

UMC CAPITAL CORP.

				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	882	14.33	USD	882	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	16,130	11.47	USD	16,130	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	11,397	9.76	USD	11,397	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	8,931	8.87	USD	8,931	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3	USD	2,492	5.35	USD	2,492	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	7,054	5.03	USD	7,054	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,684	4.53	USD	1,684	None

92

ATTACHMENT 4 (Securities held as of June 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	421	3.82	USD	421	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,354	1.76	USD	3,354	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,420	1.69	USD	3,420	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	283	1.38	USD	283	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	54	0.46	USD	54	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	6,431	-	USD	6,431	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,920	USD	6,580	-	USD	6,580	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	2,376	-	USD	2,376	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	7,535	-	USD	7,535	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614	USD	1,296	-	USD	1,296	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	64	USD	3,291	-	USD	3,291	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	27,819	USD	5,740	-	USD	5,740	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,866	USD	1,272	-	USD	1,272	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	68	-	USD	68	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	6,436	-	USD	6,436	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	7,817	-	USD	7,817	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,233	-	USD	4,233	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	RENIAC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,287	USD	2,266	-	USD	2,266	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	174	USD	300	-	USD	300	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,352	USD	1,006	-	USD	1,006	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,756	-	USD	1,756	None

93

ATTACHMENT 4 (Securities held as of June 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.

				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375		$5,430	1.18		$5,430	None

NEXPOWER TECHNOLOGY CORP.
				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	54		$-	18.00		$-	None

SINO PARAGON LIMITED
				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$104,423	11.13		$104,423	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		35,703	5.00		35,703	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
				June 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	34,503	9.71	RMB	34,503	None

94

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
None

95

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

96

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

NEXPOWER TECHNOLOGY CORP.
Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
Construction plant and its facility equipment	June 16, 2020	February 1, 2008~June 1, 2017	$601,042	$1,766,666	(Note 1)	(Note 2)	GENERAL INTERFACE SOLUTION LIMITED	None	In order to improve the company's operations and reduce the fixed costs.	The valuation report	None

Note 1: Total transaction amount has not yet received as of June 30, 2020.
Note 2: The gain (loss) from disposal will be recoginized till the transfer of ownership is finished.

97

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$24,572,410	37%	Net 60 days	N/A	N/A		$6,249,992	31%
UMC GROUP JAPAN	Subsidiary	Sales		1,200,824	2%	Net 60 days	N/A	N/A		65,721	0%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		602,572	1%	Net 30 days	N/A	N/A		21,664	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		482,159	1%	Month-end 60 days	N/A	N/A		146,444	1%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	794,434	98%	Net 60 days	N/A	N/A	USD	211,835	97%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	12,786	1%	Net 60 days	N/A	N/A	USD	4,537	2%

UMC GROUP JAPAN
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	3,984,237	91%	Net 60 days	N/A	N/A	JPY	279,983	73%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	JPY	370,700	9%	Net 60 days	N/A	N/A	JPY	102,330	27%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	87,248	6%	Net 45 days	N/A	N/A	RMB	18,393	5%
UMC GROUP JAPAN	Associate	Sales	RMB	24,750	2%	Net 60 days	N/A	N/A	RMB	6,724	2%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	87,244	7%	Net 60 days	N/A	N/A	RMB	32,116	9%

98

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-		$6,249,992	$-		$6,249,992	8.06	$133	Collection in subsequent period	$3,017,986	$16,078
FARADAY TECHNOLOGY CORP.	Associate	-		146,444	-		146,444	8.32	15,836	Collection in subsequent period	105,231	218

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC Group (USA)	Associate	$-	RMB	32,116	$-	RMB	32,116	8.76	$-	-	$-	$-

99

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2020) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,810,256	$85,994	$85,994
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	141,735	1,393	1,393
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	3,865,464	166,726	168,417
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	9,041,057	(2,346,734)	(2,346,734)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	400,167	100.00	4,157,518	(120,550)	(120,550)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	41,372	(650)	(650)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	401,734	100.00	4,333,385	(224,374)	(224,374)
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	108,514	5,204	5,204
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	19,923	455	455
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	600,196	18,857	18,857
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	142,933	21,093	21,093
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	22,917,336	634,107	634,107
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	18,076,310	684,319	684,319
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,894,660	148,112	81.58	322,864	41,630	34,111
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,956,791		5,956,791	33,998	47.75	(178,126)	(78,061)	(37,275)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	9,677	(3,408)	(6,387)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	732,955	241,561	101,455
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,370,000		2,370,000	237,000	40.00	2,179,532	(255,249)	(102,099)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	277,280	36.49	4,453,423	202,902	75,759
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	3,707,707	31,722	9,793
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,462,377	(18,544)	(2,555)
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		7,187,084		7,187,084	196,136	13.37	8,934,281	(262,910)	(35,163)

100

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2020) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		100,752		100,752	18,655	100.00		$60,846		$789		$789
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	44.45		7,103		(139)		(62)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		1,688,630		1,688,630	23,827	33.46		(124,833)		(78,061)		(26,123)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		-		-		-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		104,302		(59,416)		(14,937)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.66		3,696		41,630		274
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		-		277,508	-	-		-		74,637		13,392	Note
Note: As FORTUNE VENTURE CAPITAL CORP. lost its significant influence in April 2020, the investee was reclassified from investments accounted for under the equity method to financial assets at fair value through profit or loss, noncurrent.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$9,595		$(394)		$(394)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	6,000	8,000	40.00		179,704		(7,978)		(3)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	24.39		6,003		(11,001)		(821)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		888,019		888,019	8,645	12.14		(45,295)		(78,061)		(9,479)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	0	USD	200	200	100.00	USD	22	USD	(0)	USD	(0)
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	6,707	USD	11,625	USD	966

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$39,527		$2,239		$2,239
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		-		-

101

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2020) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,650	USD	1,500	1,650	100.00	$4,026	$(2,611)	$(2,611)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	$2,809	$78	$78

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$22,938,157	$638,007	$638,007

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$22,938,157	$638,007	$638,007

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$29,802	$-	$-
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	35,372	747	747
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	546,314	17,983	17,983
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00	8,677	(176)	(176)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$9,014,702	$(2,346,479)	$(2,346,479)

102

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2020		Investment flows		Accumulated outflow of investment from Taiwan as of June 30, 2020				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of June 30, 2020		Accumulated inward remittance of earnings as of June 30, 2020
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$23,664 800)	(ii)SOARING CAPITAL CORP.	(USD	$23,664 800)	$-	$-	(USD	$23,664 800)		$(391)	100.00%		$(391) (iii)		$9,392		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	22,185 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	22,185 750)	-	-	(USD	22,185 750)		2,247	100.00%		2,247 (iii)		39,045	(USD	129,915 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,484,720 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	598,995 20,250)	-	-	(USD	598,995 20,250)	(RMB	(57,132) (13,704))	25.14%	(RMB	(14,362) (3,445)) (ii)	(RMB	96,683 23,191)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,112,731 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,143,237 309,102)	-	-	(USD	9,143,237 309,102)	(RMB	626,572 150,293)	99.9985% (Note 4)	(RMB	626,563 150,291) (ii)	(RMB	22,188,148 5,322,175)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	125,070 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	11,210 2,689)	99.9985%	(RMB	11,210 2,689) (iii)	(RMB	227,907 54,667)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	52,937,103 12,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	28,543,694 964,966) (Note5)	-	-	(USD	28,543,694 964,966) (Note5)	(RMB	(4,515,160) (1,083,032))	65.22%	(RMB	(2,944,661) (706,323)) (ii)	(RMB	11,621,517 2,787,603)		-

Accumulated investment in Mainland China as of June 30, 2020		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$38,331,775 (USD 1,295,868)			$62,937,884 (USD 2,127,718)			$125,476,174

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
	(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee.The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand.As of June 30, 2020, the amount of investment has been all remitted.
Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
	The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,722,349 thousand.As of June 30, 2020, the amount of investment USD 499,993 thousand has not yet been remitted.

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ATTACHMENT 12 (Information of major shareholders as of June 30, 2020)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)
JPMorgan Chase Bank, N.A. acting in its capacity as depositary and representative to the holders of ADRs	676,586,090	5.53

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